Exhibit 10.3

                      SECOND AMENDMENT TO EMPLOYMENT
                                AGREEMENT


     This Second Agreement is made between Thomas E. Sharon
("Employee") and Electromagnetic Sciences, Inc., a Georgia corporation ("Employer").

     WHEREAS, Employee and Employer have previously entered into that certain Employment Agreement (the "Agreement") effective as of January 1, 1989, as thereafter amended effective as of July
29, 1992; and

     WHEREAS, the Board of Directors of Employer has authorized the extension and amendment of the Agreement as set forth herein, and Employee agrees to such extension and amendment.

     NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employer and Employee agree as follows:

     1. Base Date. The Base Date, for the purposes of the Agreement, shall mean December 31, 1998, or such later date as may be agreed to in writing by the Employer, by act of the board, and the Employee; provided, however, no such later date may be more than five years from the date of any such agreement with respect thereto.

     2. Base Salary. Section 4.1 of the Agreement is amended to provide that the minimum base salary specified therein shall be $200,000 per calendar year.

     3. Employment Duties. Section 2 of the Agreement is amended such that the first sentence thereof shall provide in its entirety as follows:

               During the Employment Term, Employee shall provide services as an executive officer of Employer and shall have such duties as are specified in the Employer's bylaws, as amended from time to time, or as the Board shall direct from time to time, provided that the nature of Employee's powers and duties shall be those of a person serving as an executive officer in a similar capacity in a corporation conducting a business comparable to that of Employer.

     4. Non-Competition. Paragraph 7 (a) of the Agreement is amended to provide in its entirety as follows:

               (a)  During Employment and While Receiving Certain
               Payments.   During the Employment Term, and
               thereafter for so long as Employee shall receive payments pursuant to paragraph 4.3 (a) or 4.3 (e), Employee shall not, directly or indirectly, design, manufacture or sell, or manage or advise others in designing, manufacturing or selling, electronic products of the types designed and marketed by the Company or any of its subsidiaries prior to the expiration of the Employment Term.

          Paragraph 7 (b) of the Agreement is amended such that the first sentence thereof shall provide in its entirety as follows:

               In the event the Employment Term expires pursuant to paragraphs 3 (a) or 3 (c), Employee shall not, for a period ending on the earlier of the Base Date or two years after the expiration of the Employment Term, within the United States, directly or indirectly, design, manufacture or sell, or manage or advise others in designing, manufacturing or selling, electronic products of the types designed and marketed by the Company or any of its subsidiaries on or prior to the date of execution of the amendment to this Employment Agreement most recently executed by Employee.

     IN WITNESS WHEREOF,  the parties have executed this Second
Amendment on the     day of  November, 1994.





EMPLOYER:                               EMPLOYEE:
ELECTROMAGNETIC SCIENCES, INC.


John E. Pippin, Chairman                     Thomas E. Sharon